# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Core Scientific, Inc., CIK 0001839341
CUSIP: 21874A106
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 838 WALKER ROAD, SUITE 21-2105, DOVER, Delaware (DE), 19904
Date of event which requires filing of this statement: 07/15/2026
Amends the filing with accession number 0000935836-25-000543
Filed by CIK 0002045724
Persons authorized to receive notices and communications: Adriana Schwartz, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Situational Awareness LP (CIK 0002045724): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,089,395; sole dispositive power 0; shared dispositive power 14,089,395; aggregate amount beneficially owned 14,089,395 (4.4% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business on August 4, 2026. As of July 15, 2026, the Reporting Person may have been deemed to beneficially own 25,608,473 shares of Common Stock, representing 8.1% of the shares of Common Stock outstanding as of such time.
- SAF AI GP LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,089,395; sole dispositive power 0; shared dispositive power 14,089,395; aggregate amount beneficially owned 14,089,395 (4.4% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business on August 4, 2026. As of July 15, 2026, the Reporting Person may have been deemed to beneficially own 25,608,473 shares of Common Stock, representing 8.1% of the shares of Common Stock outstanding as of such time.
- Situational Awareness LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,089,395; sole dispositive power 0; shared dispositive power 14,089,395; aggregate amount beneficially owned 14,089,395 (4.4% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business on August 4, 2026. As of July 15, 2026, the Reporting Person may have been deemed to beneficially own 25,608,473 shares of Common Stock, representing 8.1% of the shares of Common Stock outstanding as of such time.
- Situational Awareness Partners LP (CIK 0002038540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,089,395; sole dispositive power 0; shared dispositive power 14,089,395; aggregate amount beneficially owned 14,089,395 (4.4% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business on August 4, 2026. As of July 15, 2026, the Reporting Person may have been deemed to beneficially own 25,608,473 shares of Common Stock, representing 8.1% of the shares of Common Stock outstanding as of such time.
- Leopold Aschenbrenner: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,089,395; sole dispositive power 0; shared dispositive power 14,089,395; aggregate amount beneficially owned 14,089,395 (4.4% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business on August 4, 2026. As of July 15, 2026, the Reporting Person may have been deemed to beneficially own 25,608,473 shares of Common Stock, representing 8.1% of the shares of Common Stock outstanding as of such time.
- Carl Shulman: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,089,395; sole dispositive power 0; shared dispositive power 14,089,395; aggregate amount beneficially owned 14,089,395 (4.4% of the class)
  Comment: The information set forth on this cover page reflects information as of the close of business on August 4, 2026. As of July 15, 2026, the Reporting Person may have been deemed to beneficially own 25,608,473 shares of Common Stock, representing 8.1% of the shares of Common Stock outstanding as of such time.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Core Scientific, Inc.
Address of issuer's principal executive offices: 838 WALKER ROAD, SUITE 21-2105, DOVER, Delaware (DE), 19904
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on August 19, 2025 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 2 amends and restates Item 2(b) and Items 5(a)-(c) and (e) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address: 77 Federal Street, Floor 4, San Francisco, CA 94107

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons.

The percentages used in this Schedule 13D as of the close of business on August 4, 2026, are calculated based upon 321,340,441 shares of Common Stock outstanding as of July 23, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission (the "SEC") on July 28, 2026.

The percentages used in this Schedule 13D as of the close of business on July 15, 2026, are calculated based upon 317,885,292 shares of Common Stock outstanding as of May 1, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 6, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the sixty (60) days preceding each of July 15, 2026 and August 4, 2026 is set forth in Exhibit 99.2 hereto and is incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 3, 2026.

## Signatures
- Situational Awareness LP: /s/ Leopold Aschenbrenner, Leopold Aschenbrenner, Managing Partner (08/04/2026)
- SAF AI GP LP: /s/ Leopold Aschenbrenner, Leopold Aschenbrenner, Managing Partner (08/04/2026)
- Situational Awareness LLC: /s/ Leopold Aschenbrenner, Leopold Aschenbrenner, Manager (08/04/2026)
- Situational Awareness Partners LP: /s/ Leopold Aschenbrenner, Leopold Aschenbrenner, Managing Partner of SAF AI GP LP, general partner of Situational Awareness Partners LP (08/04/2026)
- Leopold Aschenbrenner: /s/ Leopold Aschenbrenner, Leopold Aschenbrenner, Individually (08/04/2026)
- Carl Shulman: /s/ Carl Shulman, Carl Shulman, Individually (08/04/2026)